UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Management's Discussion and Analysis of Financial Condition and Results of Operation and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period ended September 30, 2009.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by a Post-Effective Amendment No. 1, filed on October 20, 2008 (the "Registration Statement").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 27, 2009	By	/s/ George Economou
George Economou
President & Chief Executive Officer

23113 0002 1041408 v1

Exhibit 1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission, or the Commission, on April 3, 2009 and Amendment No. 1 to the Company's Registration Statement on Form F-3, filed on October 20, 2008, and our Prospectus Supplements dated April 2, 2009 and May 7, 2009.

Results of Operations

Nine-months ended September 30, 2009, compared to the nine-months ended September 30, 2008.

Selected Financial Data
	Nine-months ended September 30,		Change
	2008	2009		$	%
REVENUES:
Voyage revenues	$730,954	$325,052	(405,902)		(55.5%)
Revenues from drilling contracts	131,859	310,251	178,392		135.3%
	862,813	635,303	(227,510)		(26.4%)

EXPENSES:
Voyage expenses	39,899	21,447	(18,452)		(46.2%)
Vessels' operating expenses	57,287	55,680	(1,607)		(2.8%)
Drilling rigs operating expenses	52,079	105,924	53,845		103.4%
Depreciation and amortization	108,313	146,569	38,256		35.3%
Gain on sale of vessels	(226,024)	(2,432)	223,592		(98.9%)
Gain on contract cancellation	-	(15,270)	(15,270)		-
Contract termination fees and forfeiture of vessels deposits	-	230,802	230,802		-
General and administrative expenses	53,142	66,313	13,171		24.8%
Operating income	778,117	26,270	(751,847)		(96.6%)

OTHER INCOME /(EXPENSES):
Interest and finance costs	(73,388)	(72,114)	1,274		(1.7%)
Interest income	7,400	7,184	(216)		(2.9%)
Other, net	(30,815)	22,292	53,107		(172.3%)
Total other expenses, net	(96,803)	(42,638)	54,165		(56.0%)

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	681,314	(16,368)	(697,682)		(102.4%)

Income taxes	(1,508)	(9,859)	(8,351)		553.8%
Equity in loss of investee	(6,893)	-	6,893		(100%)

NET INCOME/(LOSS)	672,913	(26,227)	(699,140)		(103.9%)
Less: Net income attributable to non controlling interests	(16,825)	(7,178)	9,647		(57.3%)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$656,088	$(33,405)	(689,493)		(105.1%)

Following our acquisition of Ocean Rig ASA, or Ocean Rig, and entering into the drillship construction contracts, we have two reportable segments, the Drybulk Carrier segment and the offshore Drilling Rig segment. We commenced consolidation of Ocean Rig on May 15, 2008.

Revenues

Drybulk Carrier segment

Voyage Revenues decreased by $405.9 million, or 55.5%, to $325.1 million for the nine-month period ended September 30, 2009, as compared to $731.0 million for the nine-month period ended September 30, 2008. The decrease is attributable to the substantially decreased hire rates earned during the first nine months of 2009 as compared to 2008.

Drilling Rig segment

Revenues from drilling contracts increased by $178.4 million, or 135.3%, to $310.3 million for the nine-month period ended September 30, 2009, as compared to $131.9 million for the nine-month period ended September 30, 2008. The increase was mainly due to a nine-month earnings contribution of our drilling rig segment in 2009 compared to a 4.5 month contribution in 2008. To a lesser extent, the increase was due a higher contractual day rate for the drilling rig Eirik Raude, as well as increased earnings efficiency for both the Leiv Eiriksson and the Eirik Raude.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $18.5 million, or 46.2%, to $21.4 million for the nine-month period ended September 30, 2009, as compared to $39.9 million for the nine-month period ended September 30, 2008. The decrease is mainly attributable to the decrease in commissions due to the significant decrease in hire rates earned during the first nine months of 2009 compared to 2008.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses decreased slightly by $1.6 million, or 2.8%, to $55.7 million for the nine-month period ended September 30, 2009, as compared to $57.3 million for the nine-month period ended September 30, 2008. The decrease is attributable to the decrease in the number of vessels operated from an average of 38.6 vessels during the nine-month period ended September 30, 2008 to 37.8 during the nine-month period ended September 30, 2009.

Drilling Rig segment

Drilling rigs operating expenses increased by $53.8 million, or 103.4%, to $105.9 million for the nine-month period ended September 30, 2009, as compared to $52.1 million for the nine-month period ended September 30, 2008. The increase was mainly due to the increased period of operations of our drilling rigs segment in 2009.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and Amortization expense for the vessels increased by $7.3 million, or 9.1%, to $87.6 million for the nine-month period ended September 30, 2009, as compared to $80.3 million for the nine-month period ended September 30, 2008. The increase is due to the additional depreciation charge relating to the younger age (thus higher cost value) of the fleet.

Drilling Rig segment

Depreciation and Amortization expense for the drilling rigs increased by $30.9 million, or 110.4%, to $58.9 million for the nine-month period ended September 30, 2009, as compared to $28.0 million for the nine-month period ended September 30, 2008. The increase was mainly due to the increased period of operations of our drilling rigs segment in 2009.

Gain on sale of vessels

Drybulk Carrier segment

Gain on sale of vessels decreased by $223.6 million, or 98.9%, to $2.4 million for the nine-month period ended September 30, 2009, compared to $226.0 million for the nine-month period ended September 30, 2008. During the nine month period of 2009, we disposed of one vessel (Paragon) compared to six vessels (Matira, Menorca, Lanzarote, Netadola, Waikiki and Solana) for the same period in 2008.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset sales.

Gain on contract cancellation

Drybulk Carrier segment

We recorded a gain on contract cancellation of $15.3 million, which represents the deposits we retained in connection with the cancellation of the sales of the vessels MV La Jolla and MV Toro during the nine-month period ended September 30, 2009. There was no such gain for the nine-month period ended September 30, 2008.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during the relevant periods.

Contract termination fees and forfeiture of vessel deposits

Drybulk Carrier segment

An amount of $230.8 million was recognized as contract termination fees and forfeiture of vessel deposits during the nine-month period ended September 30, 2009, of which $118.7 million is attributable to the transfer of our interests in the owning companies of three Capesize newbuildings to an unrelated party, $53.3 million represents value of shares and warrants awarded to related and third parties in connection with the cancellation of the acquisition of nine Capesize vessels, $14.1 million is attributable to the cancellation of the memorandum of agreement to acquire a vessel, and $44.7 million is attributable to the sale of our interests in the owning company that were contracted for the purchase of a newbuilding drybulk carrier. There were no such losses during the nine-month period ended September 30, 2008.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and Administrative expenses for vessels increased by $11.5 million, or 27.8%, to $52.8 million for the nine-month period ended September 30, 2009, as compared to $41.3 million for the nine-month period ended September 30, 2008. The increase is mainly due to the amortization of non-cash stock based compensation and the increase in management fees.

Drilling Rig segment

General and Administrative expenses for drilling rigs increased by $1.7 million, or 14.4%, to $13.5 million for the nine-month period ended September 30, 2009, as compared to $11.8 million for the nine-month period ended September 30, 2008. The increase is mainly due to the fact that we commenced consolidation of Ocean Rig on May 15, 2008.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs for vessels decreased by $11.5 million, or 32.8%, to $23.6 million for the nine-month period ended September 30, 2009, compared to $35.1 million for the nine-month period ended September 30, 2008. This decrease was mainly due to decreased levels of interest rates in 2009, as compared to 2008.

Drilling Rig segment

Interest and Finance Costs for drilling rigs increased by $10.2 million, or 26.6%, to $48.5 million for the nine-month period ended September 30, 2009, compared to $38.3 million for the nine-month period ended September 30, 2008. The increase is mainly due to a nine month interest bearing period in 2009 compared to a 4.5 month period in 2008.

Other, net

Both segments

Other, net, primarily represents gains or losses on interest rate swaps. In total, the Company recorded $21.0 million of gains on interest rate swaps (drilling rig segment, $18.9 million; drybulk segment, $2.1 million) for the nine-month period ended September 30, 2009, as compared to $30.9 million of losses (drilling rig segment, $15.7 million; drybulk segment, $15.2 million) in 2008. This difference is mainly due to the positive (higher) trend in interest rates during the nine-month period ended September 30, 2009, as compared to a negative (lower) trend in interest rates during the nine-month period ended September 30, 2008.

Income taxes

Drybulk Carrier segment

We did not incur income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Drilling Rig segment

Income taxes increased by $8.4 million to $9.9 million for the nine months ended September 30, 2009, compared to $1.5 million for the period from May 15, 2008 to September 30, 2008. These taxes primarily represent withholding taxes for the operations of the Eirik Raude in Ghana.

Liquidity

As of September 30, 2009, we had cash and cash equivalents of approximately $291.6 million and $377.7 million of short term restricted cash related mainly to minimum liquidity covenants contained in our loan agreements.

Our cash and cash equivalents decreased by $11.5 million to $291.6 million as of September 30, 2009, compared to $303.1 million as of December 31, 2008. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit decreased (improved) to $1.1 billion as of September 30, 2009, as compared to a working capital deficit of $1.8 billion as of December 31, 2008. The improvement in our working capital deficit is primarily due to the net repayment of approximately $0.9 billion of debt under our long-term credit facilities, which was financed primarily with proceeds from our at-the-market offerings in the first half of 2009. We believe that we will generate sufficient cash from operations and proceeds from new equity, if required, to satisfy our liquidity needs for the next twelve months.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities and pay dividends.

As of September 30, 2009, we had total indebtedness under various senior secured credit facilities of $2.5 billion, excluding unamortized financing fees, with our lenders.

Please refer to the discussion on Going Concern and Breach of Covenants as detailed in Notes 3 and 9 of our interim condensed consolidated financial statements for the period ended September 30, 2009.

Cash flow

Net cash provided by operating activities was $192.2 million for the nine-months ended September 30, 2009, as compared to $582.3 million for the nine-months ended September 30, 2008. This decrease is primarily attributable to the decreased time charter rates for the drybulk carrier segment during the nine-months ended September 30, 2009, which is offset by the nine month contribution of the drilling rig segment in 2009 as compared to a 4.5 month contribution in 2008.

Net cash used in investing activities was $122.7 million for the nine-months ended September 30, 2009. The Company made payments of approximately $117.7 million for asset acquisitions and improvements, and the net increase in the minimum cash deposits required with lenders by $51.2 million. These cash outflows were partially offset by receipt of proceeds of approximately $45.4 million from vessel sales. Net cash used in investing activities was $1.7 billion for the nine-month period ended September 30, 2008.

Net cash used in financing activities was $81.1 million for the nine-months ended September 30, 2009, consisting mainly of net proceeds of $950.6 million from the issuance of common stock in at-the-market offerings and the drawdown of an additional $150.0 million under short-term credit facilities. This is partially offset by the repayment of $1.1 billion of debt under our long and short-term credit facilities. Net cash provided by financing activities was $1.3 billion for the nine-month period ended September 30, 2008.

Capitalization

On September 30, 2009, the ratio of debt to total capitalization (debt, net of deferred financing fees and equity) was 48.0% and the ratio of net debt (total debt less cash and cash equivalents less restricted cash) to total capitalization (total debt less cash and cash equivalents less restricted cash and equity) was 40.5%.

Financing activities

Long-term debt

As of September 30, 2009, the Company had a working capital deficit of $1.1 billion. The Company was in breach of certain financial covenants, mainly loan-to-value ratios, contained in our loan agreements relating to $1.4 billion of our debt as of September 30, 2009. These breaches constitute potential events of default and could result in the lenders requiring immediate repayment of the loans. Even thought we have obtained waivers for a majority of our lenders, due to cross-default provision in the loan agreements, we have classified all of our debt, except for Ocean Rigs operating rig loans which are not affected because of a different type of cross-default, as current liabilities.

A cross-default provision means that if the Company is in default with regards to a specific loan then it is automatically in default of all its loans with cross-default provisions. For this reason, unless the Company obtains waivers for all its debt, it will classify its affected debt as current obligations. At September 30, 2009 $404,037 of long term debt for which waivers, where necessary, have been obtained is still included as current due to cross-default provisions. The Company is currently in negotiations with its lenders to obtain waivers and restructure the remaining debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations as well as funding from equity offerings, as or if required.

For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F/A for the year ended December 31, 2008 filed on April 3, 2009 and interim condensed consolidated financial statements for the nine-month period ended September 30, 2009.

If we are unable to obtain waivers or covenant amendments from our banks, our lenders could accelerate our indebtedness and foreclose on our vessels. In addition, if conditions in the drybulk charter market decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness. For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2009.

As of September 30, 2009, the Company had a total of $2.5 billion in debt outstanding under its credit facilities with various institutions. The table below sets forth the repayment dates relating to our debt.

Twelve months ending	Total (in thousands of dollars)
September 30, 2010	1,784,234
September 30, 2011	144,610
September 30, 2012	89,881
September 30, 2013	470,000
2,488,725
Less: Financing fees	(31,052)
2,457,673

Issuance of common shares

During the nine-month period ended September 30, 2009, the Company affected two at-the-market equity offerings. Under these offerings the Company issued 165,054,595 shares of common stock with par value $0.01 per share. The total net proceeds, after commissions, amounted to $952,369.

Issuance of Series A convertible preferred stock

On July 9, 2009, we entered into an agreement with entities affiliated with our Chairman and Chief Executive Officer to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders, which on September 16, 2009, was renamed Ocean Rig UDW Inc. The consideration paid for the 25% interest in Primelead Shareholders consisted of a one-time $50 million cash payment upon the closing of the transaction, and the issuance of the Company's Series A Convertible Preferred Stock, which we refer to as the Preferred Stock, with an aggregate face value of $280 million. Shares of Preferred Stock will mandatorily convert into our common shares ratably in proportion to and on the date of delivery to Primelead of Drillships 1837, 1838, 1865 and 1866, and in full on specified conversion dates at a price per share equal to 127.5% of the original purchase price of the Preferred Stock, which conversion price was calculated as $6.83 per share, unless optionally converted before their mandatory conversion dates.  In the case of the optional conversion, shares of Preferred Stock will convert into our common shares at a conversion price per share equal to 142.9% of the original purchase price of the Preferred Stock, which conversion price was calculated as $7.66 per share. Holders of our Preferred Stock are entitled to dividends, which will accrue on a quarterly basis, and are payable in stock at the cumulative rate of 6.75% of the original purchase price of the Preferred Stock.  Dividends are payable in cash for any periods for which the Company declares cash dividends on its common stock.  Holders of our Preferred Stock are also entitled to registration rights and piggyback registration rights with respect our common shares issuable upon conversion of the Preferred Stock.

On July 15, 2009, the transaction closed; the cash consideration was paid and 52,238,806 shares of Preferred Stock were issued to the minority interests (par value of $0.01 each).

Recent Developments

Cancellation of Purchases of Nine Capesize Vessels

In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff, including affiliates of George Economou, the Company's Chairman and Chief Executive Officer, and third parties, consisting of 19,400,000 of the Company's common shares and the assumption of an aggregate of $478.3 million in debt and future commitments.  In light of the considerable decrease in the asset values of the nine Capesize vessels, the Company reached an agreement with the sellers to cancel this transaction.  The cancellation of the acquisition was approved by the independent members of the Company's Board of Directors on January 21, 2009, and the agreements were signed on March 6, 2009.  The consideration to cancel the transaction consisted of 6.5 million shares issued to entities that are unaffiliated with the Company nominated by the third-party sellers, which are subject to a six-month lock-up period and 3.5 million "out-of-the-money" warrants issued to entities controlled by George Economou.  As George Economou received less consideration to cancel these contract than the third parties he was deemed to have made an owners' contribution to the Company.

The shares and warrants were issued on April 9, 2009.  Each warrant entitles the holder to purchase one share of the Company's common stock.  These warrants have a cost of $0.01 and strike prices, depending on the relevant trenches, of between $20 and $30 per share. The warrants vest over an 18-month period and expire after five years.

Disposal of Three Capesize Newbuildings

In July 2007 and April 2008, we entered into separate agreements to acquire three Capesize newbuildings from unaffiliated third parties for an aggregate purchase price of $364.0 million. On January 15, 2009, we agreed to transfer our interests in the owning companies of these vessels to an entity that is not affiliated with us. In connection with this transfer of interest, the sellers will release us and our relevant subsidiaries from the purchase agreements for these vessels. This release reduces our aggregate obligations in the amount of $364.0 million in exchange for total consideration of $116.4 million.

Under the terms of the January 15, 2009 agreement, the consideration consisted of $36.4 million in previously paid deposits toward the acquisition of the three vessels, $30.0 million in cash that was paid to the purchaser, and two additional tranches of $25.0 million each payable to the purchaser within 30 and 60 days, respectively, with such installments payable in cash, or at our option, by issuing 2.6 million shares of our common stock for each tranche. Due to the decline in our stock price subsequent to January 15, 2009, on March 18, 2009, we and the purchaser agreed to amended terms whereby we agreed to issue such number of shares as is equal to $50 million divided by the closing price of our common stock on the Nasdaq Global Select Market on the trading day immediately prior to such issuance. On March 19, 2009, we issued a total of 11,990,405 common shares to the nominees of the purchaser.

Cancellation of Sale of MV Delray

On March 15, 2008, we entered into a memorandum of agreement to sell the MV Delray (ex MV Lacerta), a 1994-built, 71,862 dwt Panamax drybulk carrier, to an unaffiliated third party for a sale price of $55.5 million. The sale will not close due to the buyer's repudiation of its obligations under the memorandum of agreement. A deposit on the vessel in the amount of $5.6 million was made by the buyer. We have commenced an arbitration proceeding against the buyer.

Developments with Respect to the MV Toro

We announced on February 6, 2009 that we had reached an agreement to sell the MV Toro at a reduced sale price. The purchaser of the MV Toro pursuant to this agreement, Samsun Logix Corporation, or Samsun, agreed to release its deposit of $6.3 million to us immediately and make a new deposit of $1.5 million. It thereafter was reported in the press that Samsun had filed for receivership, and we received notice of this receivership action. In addition, while Samsun released the initial deposit of $6.3 million to us, it failed to make the additional deposit of $1.5 million. As a result, we believe Samsun is in breach of this agreement. Samsun has not stated whether it intends to fulfill its agreement to purchase the MV Toro, and we have commenced arbitration proceedings against Samsun claiming compensation for the difference between the current market price and the contract price of $63.4 million pursuant to our agreement with Samsun.

Cancellation of Sale of the MV La Jolla

We previously entered into an agreement to sell the MV La Jolla, a 1997-built Panamax drybulk carrier, for a sale price of $66 million and we have agreed to settle the dispute with the buyers in connection with the buyers' failure to take delivery under the relevant memorandum of agreement. Under the settlement agreement, we have agreed to retain the vessel in exchange for aggregate compensation in the amount of $9 million in respect of the cancellation. This gain was recognized in the first quarter of 2009.

Reduction of Sale Price for the MV Paragon

We previously entered into an agreement to sell the MV Paragon, a 1995-built 71,259 dwt Panamax drybulk carrier, for a sale price of approximately $61 million and we reached an agreement with the buyers to reduce the purchase price to $30.8 million. We recognized a gain of $2.4 million in the first quarter of 2009 with respect to this sale. On March 3, 2009, we delivered the vessel to the buyers.

Cancellation of Acquisition of MV Petalidi (ex MV Maple Valley)

In January 2009, we entered into an agreement to cancel the previously announced acquisition of the 2005-built Panamax drybulk carrier MV Petalidi (ex MV Maple Valley) for a purchase price of $61.0 million from an unrelated third party. In view of market conditions and following negotiations, we and the seller mutually agreed to cancel the memorandum of agreement to acquire the MV Petalidi in consideration of a payment of $8.0 million to the seller and the seller's retention of the $6.1 million deposit that was previously paid. This cancellation reduced our 2009 capital expenditures by $46.9 million. Proceedings that had been pending in London and New York were both discontinued as a result of this agreement.

Adjustment in Contract Price for Two Panamax Newbuildings

We previously agreed to acquire two Panamax newbuildings, identified as Hulls 1518A and 1519A, and subsequently named the MV Rapallo and the MV Oliva, respectively, for a purchase price in the amount of $33.3 million each. We took delivery of the MV Rapallo in the second quarter of 2009.  The MV Oliva is scheduled for delivery from Hudong Shipbuilding in the third quarter of 2010. An affiliated client of our manager, Cardiff, with which we are affiliated, has agreed to purchase Hull 1569A, a sister vessel to the MV Rapallo and the MV Oliva. We have agreed to increase the purchase price for the MV Rapallo and the MV Oliva by $4.5 million each in consideration of (i) a corresponding $9.0 million decrease in the purchase price of Hull 1569A and (ii) an undertaking that on delivery of the MV Rapallo and the MV Oliva, the owner of Hull 1569A will repay us by effecting payment of $9.0 million to Hudong Shipbuilding. We have issued a guarantee to the shipyard for this increase in the purchase price of the MV Rapallo and the MV Oliva. This transaction was approved on January 21, 2009 by the independent members of the board of directors as an accommodation to our manager.

Sale of subsidiary that had contracted for the purchase of newbuilding drybulk carrier (H2089)

On May 27, 2009, the Company sold the owning company that had contracted for the purchase of newbuilding drybulk carrier H2089 to an unrelated party for $100,000.  Pursuant to the sale, the buyer has assumed the liability for the remaining payments due in respect of H2089 and has received the benefit of our previous down payment in the amount of $22.8 million already made in respect of the vessel. In connection with this transfer of interest, the sellers released the Company and the relevant subsidiary from the purchase agreement for the vessel. The total consideration of $44.7 million included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying unaudited interim condensed consolidated income statement comprised of $24.7 million in forfeited deposits, including capitalized expenses and $20.0 million as a cancellation fee.

Acquisition of drillships

On October 3, 2008, the Company’s wholly owned subsidiary, Primelead Shareholders Inc. ("Primelead Shareholders"), entered into a share purchase agreement to acquire the equity interests of Drillships Holdings Inc. ("Drillships Holdings"), which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838, and is controlled by clients of Cardiff, including entities affiliated with Mr. Economou. The drillships are being constructed by Samsung Heavy Industries and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011, respectively. The expected cost of construction is approximately $747,500 per drillship. The drillships are sister vessels to the two drillships, Hulls 1865 and 1866, ordered by the Company in early 2008 from Samsung Heavy Industries and which are expected to be delivered in the third quarter of 2011.

On May 15, 2009, the above transaction closed. As part of this acquisition, Primelead Shareholders, our fully consolidated subsidiary which owns all of the capital stock of Ocean Rig, issued to the sellers of Drillships Holdings 125 common shares of Primelead Shareholders, which as of May 15, 2009 reflected a number of shares equal to 25% of Primelead Shareholders' then issued and outstanding common shares. The percentage of common shares issued to the sellers of Drillships Holdings was determined based on valuations of the fair value of the net assets of Drillships Holdings.

Acquisition of remaining 25% of Primelead Shareholders

On July 9, 2009, we entered into an agreement with entities affiliated with our Chairman and Chief Executive Officer to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders, which on September 16, 2009, was renamed Ocean Rig UDW Inc. The consideration paid for the 25% interest in Primelead Shareholders consisted of a one-time $50 million cash payment upon the closing of the transaction, and the issuance of the Company's Series A Convertible Preferred Stock, which we refer to as the Preferred Stock, with an aggregate face value of $280 million. Shares of Preferred Stock will mandatorily convert into our common shares ratably in proportion to and on the date of delivery to Primelead of Drillships 1837, 1838, 1865 and 1866, and in full on specified conversion dates at a price per share equal to 127.5% of the original purchase price of the Preferred Stock, which conversion price was calculated as $6.83 per share, unless optionally converted before their mandatory conversion dates.  In the case of the optional conversion, shares of Preferred Stock will convert into our common shares at a conversion price per share equal to 142.9% of the original purchase price of the Preferred Stock, which conversion price was calculated as $7.66 per share. Holders of our Preferred Stock are entitled to dividends, which will accrue on a quarterly basis, and are payable in stock at the cumulative rate of 6.75% of the original purchase price of the Preferred Stock.  Holders of our  Preferred Stock are also entitled to registration rights and piggyback registration rights with respect our common shares issuable upon conversion of the Preferred Stock.  On July 15, 2009 the transaction closed and Primelead Shareholders became our wholly-owned subsidiary.

Additional Time Charters

During the second and third quarters of 2009, we contracted 12 of our drybulk vessels under time charters with minimum durations of 21 to 26 months. These vessels were previously operating in the spot markets. Accordingly, as of September 28, only 4 of our 39 vessels are exposed to fluctuations in spot market rates.

Settlement of Ocean Rig Claim

On July 9, 2009, Ocean Rig reached an agreement for the settlement of the claim from an investment bank raised upon the Company's acquisition of Ocean Rig.

Expansion of the Board of Directors and Appointment of New Directors

On July 29, 2009, the Company's Board of Directors, or the Board, voted to expand the Board from five to seven members.  In connection with this expansion, Mr. Harry Kerames and Mr. Vassilis Karamitsanis were recommended by the Nominating Committee and appointed to the Board.

Delivery of vessel

On August 17, 2009, we took delivery of the vessel MV Oliva (ex Hull 1519A) a 75,000 dwt Panamax vessel that is currently time chartered for a minimum of 26 months and maximum of 28 months.

West LB waiver

On October 8, 2009, the Company entered into a supplemental agreement with West LB AG on waiver and amendment terms on the $103,200 loan facility, providing for a waiver of certain covenants through April 8, 2011.

Nord LB waiver

On October 12, 2009, the Company entered into a supplemental agreement with Nord LB on waiver and amendment terms on the $126,400 loan facility, providing for a waiver of certain covenants through October 9, 2011.

Cancellation of Hulls SS058 and SS059

On October 16, 2009, the Company entered into two separate agreements with third-party sellers to cancel Hulls SS058 and SS059. Under the terms of each agreement, the Company agreed to pay $3.5 million to each seller and to waive its right to an advance previously paid to the seller of $10.85 million. The Company paid the $7 million cancellation fees on October 19, 2009.

Payment of H1838 yard installment

On October 20, 2009, the Company paid $47.8 million representing the first installment of the steel cutting payment for Hull 1838.

Significant Accounting policies:

A discussion of our significant accounting policies is included in Note 2 in the Company's Annual Report on Form 20-F/A for the period ending December 31, 2008.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the nine-month period ended September 30, 2009, other than the adoption of recent accounting pronouncements disclosed in the footnotes to our accompanying unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Balance Sheets
December 31, 2008 and September 30, 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2008	September 30, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$291,583
Restricted cash (Note 9)	320,560	377,713
Trade accounts receivable, net of allowance for doubtful receivables of $957 and $487	52,441	44,819
Insurance claims	1,179	1,371
Due from related parties (Note 5)	17,696	35,840
Inventories	3,488	3,053
Financial instruments (Note 10)	779	1,001
Other current assets	21,170	17,985
Total current assets	720,427	773,365

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions (Note 6)	535,616	1,138,087
Vessels, net (Note 7)	2,134,650	2,089,781
Drilling rigs, machinery and equipment, net (Note 7)	1,393,158	1,340,364
Total fixed assets, net	4,063,424	4,568,232

NON-CURRENT ASSETS:
Financial instruments (Note 10)	-	84
Intangible assets, net (Note 8)	14,143	13,015
Above-market acquired time charter (Note 8)	12,960	9,197
Other non-current assets (Note 10)	31,726	40,950
Total non-current assets	58,829	63,246
Total assets	$4,842,680	$5,404,843

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$2,370,556	$1,762,777
Accounts payable	17,122	11,296
Accrued liabilities	63,073	43,230
Deferred revenue	23,009	17,038
Financial instruments (Note 10)	44,795	63,246
Other current liabilities	6,493	2,857
Total current liabilities	2,525,048	1,900,444

NON-CURRENT LIABILITIES
Below- market acquired time charter (Note 8)	28,006	9,341
Long-term debt, net of current portion (Note 9)	788,314	694,896
Financial instruments (Note 10)	208,961	130,847
Deferred revenue	-	63
Other non-current liabilities (Note 15)	779	1,613
Total non-current liabilities	1,026,060	836,760
COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2008 and September 30, 2009; none issued and outstanding (Note 11)	-	-
Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized and 52,238,806 issued and outstanding at September 30, 2009 (Note 11)	-	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2008 and September 30, 2009; 70,600,000 and 254,225,821 shares issued and outstanding at December 31, 2008 and September 30, 2009, respectively (Note 11)	706	2,543
Accumulated other comprehensive loss	(44,847)	(33,027)
Additional paid-in capital (Note 11)	1,148,365	2,543,658
Retained earnings	187,348	153,943
Total stockholders' equity	1,291,572	2,667,639
Total liabilities and stockholders' equity	$4,842,680	$5,404,843

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Nine Months Ended September 30,
	2008	2009

REVENUES:
Voyage revenues (Note 5)	$730,954	325,052
Revenues from drilling contracts (Note 8)	131,859	310,251
	862,813	635,303

EXPENSES:
Voyage expenses (Note 5)	39,899	21,447
Vessels' operating expenses	57,287	55,680
Drilling rigs operating expenses	52,079	105,924
Depreciation and amortization (Note 7 and 8)	108,313	146,569
Gain on sale of vessels (Notes 5 and 7)	(226,024)	(2,432)
Gain on contract cancellation	-	(15,270)
Contract termination fees and forfeiture of vessels deposits (Note 5 and 6)	-	230,802
General and administrative expenses (Note 5)	53,142	66,313
Operating income	778,117	26,270

OTHER INCOME /(EXPENSES):
Interest and finance costs (Note 9)	(73,388)	(72,114)
Interest income	7,400	7,184
(Loss)/gain on interest rate swaps (Note 10)	(30,918)	20,988
Other, net	103	1,304
Total other expenses net	(96,803)	(42,638)

INCOME/(LOSS) BEFORE INCOME TAXES AND EQUITY IN LOSS OF INVESTEE	681,314	(16,368)

Income taxes (Note 16)	(1,508)	(9,859)
Equity in loss of investee (Note 8)	(6,893)	-

NET INCOME/(LOSS)	672,913	(26,227)

Less: Net income attributable to non controlling interests	(16,825)	(7,178)

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$656,088	(33,405)

Earnings/(Loss) per common share attributable to Dryships Inc. common stockholders, basic and diluted (Note 13)	$15.73	(0.19)

Weighted average number of common shares, basic and diluted (Note 13)	41,029,206	193,621,270

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statement of Stockholders' Equity
For the nine-month period ended September 30, 2009
(Expressed in thousands of U.S,. Dollars –except for share and per share data)

		Common Stock
	Comprehensive Income	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total equity	Redeemable Non controlling interests (Temporary equity)	Net income
BALANCE, December 31, 2007		36,681,097	367	454,538	-	566,824	1,021,729	-
-Net income	656,088	-	-	-	-	656,088	656,088	16,825	672,913
-Issuance of common stock	-	5,868,903	58	454,165	-	-	454,223	-
-Issuance of restricted shares	-	1,000,000	10	(10)	-	-	-	-
-Acquisition of subsidiary shares to non controlling interest	-	-	-	-	-	-	-	4,644
-Unrealized gain on cash flows hedges	1,906	-	-	-	1,906	-	1,906	-
-Redemption of noncontrolling interest	-	-	-	-	-	15,050	15,050	(21,469)
-Amortization of stock based compensation	-	-	-	22,142	-		22,142	-
-Dividends declared and paid ($ 0.80 per share)	-	-	-	-	-	(33,244)	(33,244)	-
Comprehensive income	657,994
BALANCE, September 30, 2008		43,550,000	435	930,835	1,906	1,204,718	2,137,894	-

		Series A Convertible Preferred Stock		Common Stock
	Comprehensive Loss	# of Shares	Par value	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Dryships Inc. Stockholders' Equity	Noncontrolling Interests	Total Equity

BALANCE, December 31, 2008		-	-	70,600,000	706	1,148,365	(44,847)	187,348	1,291,572	-	1,291,572
-Net income/(loss)	(26,227)	-	-	-	-	-	-	(33,405)	(33,405)	7,178	(26,227)
-Issuance of common stock and warrants	-	-	-	183,545,000	1,836	1,027,974	-	-	1,029,810	-	1,029,810
Issuance of restricted shares	-	-	-	80,821	1	(1)	-	-	-	-	-
-Issuance of subsidiary shares to noncontrolling interest	-	-	-	-	-	(37,511)	9,738	-	(27,773)	385,898	358,125
-Issuance of Series A convertible preferred stock	-	52,238,806	522	-	-	267,478	-	-	268,000	-	268,000
-Acquisition of noncontrolling interest	-	-	-	-	-	84,814	(6,331)	-	78,483	(396,483)	(318,000)
-Shareholder's contribution of cancellation fees for vessels acquisitions.	-	-	-	-	-	24,074	-	-	24,074	-	24,074
-Unrealized gain on cash flows hedges	11,977	-	-	-	-	-	8,726	-	8,726	3,251	11,977
-Amortization of stock based compensation	-	-	-	-	-	28,465	-	-	28,465	-	28,465
-Increase in minimum pension liability	(157)	-	-	-	-	-	(313)	-	(313)	156	(157)
Comprehensive loss	(14,407)
BALANCE September 30, 2009		52,238,806	522	254,225,821	2,543	2,543,658	(33,027)	153,943	2,667,639	-	2,667,639

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2008 and 2009
(Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2008	2009
Net Cash provided by Operating Activities	$582,301	192,235

Cash Flows from Investing Activities:
Insurance proceeds	4,427	514
Business acquisitions, net of cash acquired	(961,547)	-
Acquisition of drillships	-	248
Advances for vessel and rig acquisitions	(266,679)	(64,182)
Vessels acquisitions and improvements	(742,844)	(48,542)
Drilling rigs, equipment and other improvements	(8,070)	(4,998)
Proceeds from sale of vessels	397,509	45,433
Proceeds from sale of subsidiary	-	100
Decrease in restricted cash	-	1,783
Increase in restricted cash	(99,277)	(53,015)
Net Cash used in Investing Activities	(1,676,481)	(122,659)

Cash Flows from Financing Activities:
Payments of long-term debt	(1,274,025)	(949,441)
Proceeds from long-term credit facility	2,469,433	855
Payment of short-term credit facility	(30,076)	(181,102)
Proceeds from short-term credit facility	-	150,000
Payment of bond	(252,340)	-
Net proceeds from common stock issuance	454,233	950,563
Acquisition of noncontrolling interests	-	(50,000)
Dividends paid	(24,534)	-
Payment of financing costs	(30,603)	(1,982)
Net Cash provided by/(used in) Financing Activities	1,312,088	(81,107)

Net increase/(decrease) in cash and cash equivalents	217,908	(11,531)
Cash and cash equivalents at beginning of period	111,068	303,114

Cash and cash equivalents at end of period	$328,976	291,583

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "Dryships"). DryShips Inc. was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands.  The Company is engaged in the ocean transportation services of drybulk cargoes worldwide and deepwater drilling rig services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 3, 2009.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

2.    Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F/A for the year ended December 31, 2008 (the "Consolidated Financial Statements for the year ended December 31, 2008"). There have been no material changes to these policies in the nine-month period ended September 30, 2009, other than noted below.

Recent accounting pronouncements:

(i) In December 2007, new guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The new guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The above-mentioned guidance was effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in the first quarter of 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements. The new guidance was retrospectively applied to the interim condensed consolidated statement of stockholders equity for the nine-month in period ended September 30, 2008.

(ii) In March 2008, new guidance was issued with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This guidance does not require comparative disclosures for earlier periods at initial adoption. The Company adopted this guidance in the first quarter of 2009 (Note 10).

(iii) In June 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The Company determined that restricted shares granted under its equity incentive plan are participating securities because the restricted shares participate in dividends. The guidance was effective for fiscal years beginning after December 15, 2008. The Company adopted this new guidance in 2009, which was retrospectively applied to the nine-month period ended September 30, 2008 (Note 13).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.    Significant Accounting policies – (continued):

Recent accounting pronouncements – (continued):

(iv) In April 2009, new guidance was issued for interim disclosures about fair value of financial instruments, which amends previous guidance for disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  The guidance also require those disclosures in summarized financial information at interim reporting periods.  The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the above mentioned guidance in the second quarter of 2009 did not have an impact on the Company's consolidated financial statements. The Company has provided the fair value disclosures in Note 10.

(v) In May 2009, new guidance was issued relating to management's assessment of subsequent events. The new guidance (i) clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued", (ii) does not change the recognition and disclosure requirements in AICPA Professional Standards, for Type I and Type II subsequent events; however, the guidance refers to them as recognized (Type I) and non recognized subsequent events (Type II), (iii) requires management to disclose, in addition to other disclosures, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued and (iv) indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. The new guidance is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of the above mentioned guidance in the second quarter of 2009 did not have significant impact on the Company's financial statements.

(vi) In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and nonauthoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 which did not have an impact on the Company's consolidated financial statements.

(vii) In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The company is evaluating the impact of this guidance on the Company's consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.    Going concern:

As of December 31, 2008 and September 30, 2009, the Company was in breach of certain financial covenants, mainly the loan-to-value ratios, contained in the Company's loan agreements relating to $1.8 billion and $1.4 billion, respectively, of the Company's debt. These breaches constitute potential events of default and could result in the lenders requiring immediate repayment of the loans. Even though the Company has obtained waivers from a majority of its lenders, due to cross-default provision in the loan agreements, the Company has classified all of the Company's debt, except for its Ocean Rig operating rig loans which are not affected because of a different type of cross-default, as current liabilities.(Note 9)

A cross-default provision means that if the Company is in default with regards to a specific loan then it is automatically in default of all its loans with cross-default provisions. For this reason, unless the Company obtains waivers for all its debt, it will classify its affected debt as current obligations. At September 30, 2009 $404,037 of long term debt for which waivers, where necessary, have been obtained is still included as current due to cross-default provisions. The Company is currently in negotiations with its lenders to obtain waivers and restructure the remaining debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations as well as funding from equity offerings, as or if required.

During the nine-month period ended September 30, 2009, the Company raised net proceeds, after commissions, of $952,369 from two at-the-market equity offerings. Management does not expect that cash generated from the operations of the vessels and the drillships owned by the Company, together with the net proceeds of the equity offerings, will be sufficient to repay the total balance of loans in default if such debt is accelerated by the lenders.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 9.

4.    Change in classification of gain/loss on interest rate swaps and gain on sale of bunkers:

During the fourth quarter of 2008, the Company elected to separately present "Gain on interest rate swaps" in its statements of operations. These amounts were previously classified within "Other, net". This change is applied retrospectively.

Also, during the fourth quarter of 2008, the Company elected to reclassify "Gain on sale of bunkers," which was separately presented in its statement of operations, into "Voyage expenses," as these amounts represent the settlement of bunker reimbursements on completed voyages. The change in classification is applied retrospectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.    Transactions with Related Parties:

The amounts included in the accompanying unaudited interim condensed consolidated balance sheets and unaudited interim condensed consolidated statement of operations are as follows:

Balance Sheet	December 31, 2008	September 30, 2009
Due from related parties – Manager	$17,696	$35,840
Vessels, net – Manager	7,728	626
Advances for vessels/rigs under construction – Manager	352	926

	Nine-month period ended September 30,
Statement of Operations	2008	2009
Voyage revenues – Classic Maritime	14,466	-
Voyage expenses – Manager	8,963	3,973
Gain on sale of vessels – Manager fee	4,084	308
Contract termination fee and forfeiture of vessel deposits – Various Affiliates	-	29,466
Management fees - Manager	11,505	13,137
General and administrative expenses
- Consultancy fees – Fabiana	1,524	2,055
- SOX fees – Manager	2,088	2,249
- Rent – Manager	$8	$9

(Per day and per quarter information in this note is expressed in United States Dollars/Euros)

Cardiff Marine Inc. The operations of the Company's drybulk carrier vessels are managed by Cardiff Marine Inc. (the "Manager" or "Cardiff"), a related-party entity incorporated in Liberia. The Manager also acts as the Company's charter, sales, and purchase broker. The Manager is beneficially majority-owned by the Company's Chief Executive Officer, Mr. George Economou, and members of his immediate family.

The Company pays a management fee of Euro 600 per day, per vessel to Cardiff. In addition, the management agreements provide for payment by the Company to Cardiff of: (i) a fee of Euro 105 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 400 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provides commercial operations and freight collection services in exchange for a fee of Euro 90 per day, per vessel. Cardiff provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Cardiff will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours.

Cardiff provides the Company with financial accounts services in exchange for a fee of Euro 120 per day, per vessel. The Company also pays Cardiff a quarterly fee of Euro 260,000 for services rendered by Cardiff in connection with the Company's financial accounting services as described above. Pursuant to the terms of the management agreements, all fees payable to Cardiff are adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Transactions with the Manager in Euros are settled on the basis of the average EURO/USD.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.    Transactions with Related Parties - (continued):

Additionally the Company pays a management fee of $40 per month per drillship Hull 1837 and Hull 1838. The management agreements also provide for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1.00% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing and (iv) a commission of 2% on insurance premiums.

Consultancy Agreements: Under two consultancy agreements concluded on February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of the individual who serves in the positions of Chief Executive and Interim Chief Financial Officer of the Company. (Note 11)

On January 21, 2009, the Compensation Committee approved a Euro 5 million ($7 million) bonus payable to Mr. George Economou for services rendered during 2008.

Lease Agreement: The Company leases office space in Athens, Greece from George Economou.

Chartering agreement: During 2008, two subsidiaries concluded charter party agreements with Classic Maritime Inc., a then related party entity incorporated in the Marshall Islands and then controlled by the Company's Chief Executive Officer. On September 3, 2008, Classic Maritime Inc. was sold to an unrelated party and was no longer considered a related party to Dryships. Under the agreements, the Company chartered the vessels Manasota and Redondo for a daily rate ranging from $35,000 to $67,000 and for periods of up to five years.

Cancellation of the acquisition of nine Capesize vessels: In October 2008, the Company agreed to purchase the ship-owning companies of nine Capesize drybulk carriers for an aggregate purchase price of $1.17 billion from clients of Cardiff, including affiliates of George Economou, the Company's Chairman and Chief Executive Officer, and third parties, consisting of 19.4 million of the Company's common shares and the assumption of an aggregate of $478,300 in debt and future commitments. In light of the considerable decrease in the asset values of the nine Capesize vessels, the Company reached an agreement with the sellers to cancel this transaction. The cancellation of the acquisition was approved by the independent members of the Company's Board of Directors on January 21, 2009, and the agreements were signed on March 6, 2009. The consideration to cancel the transaction consisted of 6.5 million shares issued to entities that are unaffiliated with the Company nominated by the third-party sellers, which are subject to a nine-month lock-up period and 3.5 million "out-of-the-money" warrants issued to entities controlled by George Economou. As these affiliated entities received less consideration to cancel these contracts than the third parties, George Economou was deemed to have made an investors' contribution to the Company.

The shares and warrants were issued on April 9, 2009. Each warrant entitles the holder to purchase one share of the Company's common stock. These warrants have a cost of $0.01 and strike prices, depending on the relevant tranches, of between $20 and $30 per share. The warrants vest over an 18-month period and expire after five years.

A cancellation fee of $53,321 was recorded in "Contract termination fee and forfeiture of vessels deposits" for the nine-month period ended September 30, 2009. This cancellation fee includes $23,855 related to the common shares issued to third parties, $5,392 related to the warrants issued to entities affiliated with George Economou, and $24,074 related to the deemed contribution by George Economou.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.    Transactions with Related Parties - (continued):

Acquisition of drillships: On October 3, 2008, the Company's wholly owned subsidiary, Primelead Shareholders Inc. (subsequently renamed "Ocean Rig UDW Inc."), entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with George Economou to acquire the full equity interests in Drillships Holdings Inc. ("Drillships Holdings"), the owner of drillships Hulls 1837 and 1838 newbuilding advanced capability drillships for use in ultra deepwater drilling locations. (Note 6)

On May 15, 2009, the above transaction closed. As consideration of this acquisition, Primelead Shareholders Inc. issued to the sellers the number of common shares of Primelead Shareholders Inc. equaling 25% of Primelead Shareholders Inc's total issued and outstanding common shares as of May 15, 2009. The consideration paid to the related-party sellers was determined based on various fair value valuation methods.

The following table summarizes the aggregate fair values of assets acquired and liabilities assumed by the Company as of May 15, 2009:

Fair value of assets and liabilities acquired
Cash equivalents	$248
Advances for rigs under construction	625,445
Short-term borrowings (Note 9)	(31,102)
Other current liabilities	(7,656)
Long-term debt (Note 9)	(228,810)
Total fair value of net assets	$358,125

The carrying amount of the advances for rigs under construction was $447,445 as of the acquisition date. A fair value adjustment of $178,000 was made to the carrying amounts based on the fair value of the assets acquired.  The carrying amounts of the remaining assets and liabilities acquired did not require fair value adjustments. No intangible assets were identified during the acquisition of Drillships Holdings.

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. from minority interests. The consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") with an aggregate face value of $280,000 (Note 11).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.    Advances for Vessels and Rigs Under Construction and Acquisitions:

The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2008.

As of December 31, 2008 and September 30, 2009, the advances for vessel and rigs under construction and acquisitions are set forth below:

			December 31, 2008			September 30, 2009
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses	Total	Contract payments	Capitalized expenses and fair value adjustments	Total
H1518A	Delivered 2009	$33,593	$9,975	$1,029	$11,004	-	-	-
H1519A	Delivered 2009	33,593	9,975	992	10,967	-	-	-
HSS058*	August 2010	54,250	10,850	749	11,599	10,850	1,014	11,864
HSS059*	October 2010	54,250	10,850	749	11,599	10,850	1,014	11,864
H0002	Cancelled 2009	105,500	10,550	734	11,284	-	-	-
H0003	Cancelled 2009	105,500	10,550	734	11,284	-	-	-
H2089	Sold 2009	114,000	22,800	1,678	24,478	-	-	-
H1128	Cancelled 2009	-	15,300	705	16,005	-	-	-
Petalidi	Cancelled 2009	-	6,100	-	6,100	-	-	-
H1865	July 2011	701,555	205,939	4,703	210,642	205,939	10,057	215,996
H1866	September 2011	701,555	205,939	4,715	210,654	205,939	11,031	216,970
H1837	December 2010	689,795	-	-	-	254,347	111,403	365,750
H1838	March 2011	689,545	-	-	-	206,510	109,133	315,643
		$3,283,136	$518,828	$16,788	$535,616	894,435	243,652	1,138,087

*Please see the Note 17

On August 13, 2008, the Company entered into a memorandum of agreement to acquire the vessel Petalidi for total consideration of $61,000 from an unrelated party. The vessel was expected to be delivered during the first quarter of 2009.  In September 2008, the Company paid $6,100 representing an advance payment of 10% in accordance with the related clauses of the memorandum of agreement. On January 29, 2009, the Company and the seller mutually agreed to cancel the memorandum of agreement to acquire the vessel in consideration of a payment of $8,000 to the seller and the seller's retention of the $6,100 deposit that was previously paid.

On January 15, 2009, the Company agreed to transfer its interests in the owning companies of three Capesize newbuildings (Hulls 0002, 0003 and 1128) to an entity not affiliated with the Company. In connection with this transfer of interest, the sellers released the Company and its relevant subsidiaries from the purchase agreements for these vessels. The total consideration of $118,688, including capitalized expenses, included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying unaudited interim condensed consolidated statement of operations consists mainly of the forfeiture of $36,400 in deposits for the acquisition of the three vessels already made by the Company, $30,000 in cash consideration and two additional tranches of $25,000 each payable in cash or the equivalent amount in the form of common shares. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of the seller to settle the two additional tranches.

On May 15, 2009, the Company acquired the equity interests of Drillships Holdings, which owns two newbuilding advanced capability drillships for use in ultra deepwater drilling locations, identified as Hull 1837 and Hull 1838. (Note 5)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.	Advances for Vessels and Rigs Under Construction and Acquisitions - (continued):

On May 27, 2009, the Company sold the owning company that had previously contracted for the purchase of newbuilding drybulk carrier H2089 to an unrelated party for $100 and incurred a cancellation fee and forfeiture of vessel deposits, of $44,677, including capitalized expenses. Pursuant to the sale, the buyer assumed the liability for the remaining payments due in respect of H2089 and has received the benefit of our down payment in the amount of $22,800 already made in respect of the vessel. In connection with this transfer of interest, the sellers released the Company and the relevant subsidiary from the purchase agreement for the vessel. The total consideration of $44,667 included in "Contract termination fees and forfeiture of vessel deposits" in the accompanying unaudited interim condensed consolidated statement of operations comprised of $24,667 in forfeited deposits including capitalized expenses, and a $20,000 cancellation fee which was paid to the sellers through  Cardiff, who acted as agent for the Company.

7.	Fixed assets:

The amounts in the accompanying unaudited interim condensed consolidated balance sheets as at September 30, 2009 are analyzed as follows:

Drybulk Vessels
	Cost	Accumulated Depreciation	Net Book value

Balance, December 31,2008	$2,350,846	(216,196)	$2,134,650
Acquisitions	70,507	-	70,507
Disposals	(37,312)	9,584	(27,728)
Depreciation	-	(87,648)	(87,648)
Balance September 30, 2009	$2,384,041	(294,260)	$2,089,781

Drilling rigs, machinery and equipment
	Cost	Accumulated Depreciation	Net Book value

Balance, December 31, 2008	$1,439,740	(46,582)	$1,393,158
Acquisitions	4,999	-	4,999
Depreciation	-	(57,793)	(57,793)
Balance September 30, 2009	$1,444,739	(104,375)	$1,340,364

Drybulk Vessels:

During the nine-month period ended September 30, 2009, the vessels Rapallo and Oliva were delivered to the Company for $70,507. During the nine-month period ended September 30, 2009, the vessel Paragon was sold for net proceeds of $30,163, resulting in a gain from the sale of $2,432, which is separately reflected in the accompanying unaudited interim condensed consolidated statement of operations.

Vessels depreciation charge for the nine-months period ended September 30, 2008 and 2009, amounted to $80,327 and $87,648, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.	Fixed assets - (continued):

As of September 30, 2009, all of the Company's vessels except for the Rapallo and Oliva have been pledged as collateral to secure the bank loans discussed in Note 9.

Drilling Rig, Machinery and Equipment:

Drilling rigs depreciation charge for the nine-months periods ended September 30, 2008 and 2009, amounted to $27,472 and $57,793, respectively.

As of September 30, 2009, both the Company's drilling rigs have been pledged as collateral to secure the bank loans discussed in Note 9.

8.    Intangible Assets:

On December 20, 2007, the Company acquired 51,778,647 or 30.4% of the issued shares in Ocean Rig. The Company initially accounted for its investment in Ocean Rig using the equity method of accounting. The Company's equity in the income of Ocean Rig is shown in the accompanying unaudited interim condensed consolidated statements of operations for the nine-month period ended September 30, 2008 as "Equity in loss of investee" and amounted to a loss of $6,893.

Following the acquisition of additional shares of Ocean Rig during the second quarter of 2008 and the mandatory tender offer for all the remaining outstanding shares in Ocean Rig, the Company acquired additional shares of Ocean Rig, resulting in the Company gaining control over Ocean Rig on May 14, 2008. The results of operations are included in the Company's consolidated financial statements starting on May 15, 2008. On June 30, 2008 the Company held 98.5% of Ocean Rig issued common shares and was obligated to acquire the remaining minority interest at a fixed price. On July 10, 2008, the Company acquired the remaining 1.5% of Ocean Rig issued common shares and as a result concluded the acquisition of Ocean Rig. Goodwill of $700,457 arose from this acquisition which was tested for impairment on December 31, 2008 and was fully written off during the year ended December 31, 2008.

In connection with the acquisition, the Company acquired drilling contracts for the future contract drilling services of Ocean Rig, some of which extend through 2011. These contracts include fixed day rates that were above and below daily market rates available for similar contracts as of the acquisition date. After determining the aggregate fair values of these acquired drilling contracts, the Company recorded the respective contract fair values on the unaudited interim condensed consolidated balance sheet as non-current liabilities and non-current assets under "Below/above market acquired time charters". These are being amortized into revenues using the straight-line method over the respective contract periods (one and three years for the respective contracts). The amounts acquired were $15,053 and $32,229 for the above and below market value time charters, respectively. The accumulated amortization as of December 31, 2008 and September 30, 2009, amounted to $17,297 and $26,373, respectively.  The amortization for the nine-month periods ended September 30, 2008 and 2009 amounted to $12,514 and $9,076, respectively, and is shown in the accompanying unaudited interim condensed consolidated statements of operations in "Revenues from drilling contracts". Additionally, the Company identified finite-lived intangible assets associated with the trade names and software that are being amortized over their useful life which is determined to be 10 years. The amount acquired for trade names and software were $9,145 and $5,888, respectively, and are included in "Intangible assets, net" in the accompanying unaudited interim condensed consolidated balance sheets. The amortization for the nine-month periods ended September 30, 2008 and 2009 amounted to $514 and $1,128, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.    Intangible Assets - (continued):

				Amortization for the twelve-month period ending September 30,
	Amount Acquired	Accumulated amortization as of December 31, 2008	Amortization for the nine month period ended September 30, 2009	2010	2011	2012	2013	2014	2015-2018
Trade names	$9,145	541	686	914	914	914	914	914	$3,348
Software	5,888	349	442	589	589	589	589	589	2,152
Total	$15,033	890	1,128	1,503	1,503	1,503	1,503	1,503	$5,500

9.    Long-term Debt:

The amount of long-term debt shown in the accompanying unaudited interim condensed consolidated balance sheets is analyzed as follows:

	December 31, 2008	September 30, 2009
DryShips loans	$2,042,308	$1,225,950
Ocean Rig loans –operating rigs	982,500	849,469
Ocean Rig loans-drillships under construction	173,426	413,306
Less: Deferred financing costs	(39,364)	(31,052)
Total debt	3,158,870	2,457,673
Less: Current portion	(2,370,556)	(1,762,777)
Long-term portion	$788,314	$694,896

During the nine-month period ended September 30, 2009, the Company made scheduled principal payments of $375,705, prepayments of $726,286 and repaid an amount of $28,552 against the outstanding loan balance for the vessel Paragon upon her sale.

The principal payments to be made during each of the twelve-month periods following September 30, 2009, for the loans discussed above, are as follows:

September 30, 2010	1,784,234
September 30, 2011	144,610
September 30, 2012	89,881
September 30, 2013	470,000
Total principal payments	2,488,725
Less: Financing fees	(31,052)
Total debt	$2,457,673

Total interest incurred on long-term debt for the nine-month periods ended September 30, 2008 and 2009, amounted to $67,605 and $64,457, respectively, of which amounts of $6,589 and $16,973, respectively, were capitalized as part of the vessel cost and drilling rigs under construction. Interest expense, net of interest capitalized, is included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations. The Company's weighted average interest rate (including applicable margins) was 3.07% at September 30, 2009.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.    Long-term Debt - (continued):

Please refer to Note 11 to the Company's Consolidated Financial Statements for the year ended December 31, 2008 for a discussion of the Company's various credit facilities and material loan covenants contained therein.

As of September 30, 2009, the Company, except for Ocean Rig operating rig loans, was not in compliance with the covenants described in Note 11, subsections (b), (d), (f), (g), (i), and (l) of the Company's Consolidated Financial Statements for the year ended December 31, 2008. As a result of this non-compliance, the lenders have the ability to call an amount of $1.4 billion of debt immediately due and payable as of September 30, 2009. The Company has not yet obtained compliance waivers from all of the lenders, except for the facilities described below in this note; however, the Company is currently in discussions with the lenders and does not believe the lenders will call the related debt.

As of September 30, 2009, Ocean Rig operating rig loans subsidiaries were in compliance with all the debt covenants described in Note 11, subsection (k) of the Company's Consolidated Financial Statements for the year ended December 31, 2008.

As discussed above, as of December 31, 2008 and September 30, 2009, the Company, except for Ocean Rig operating rig loans, was not in compliance with certain financial covenants. In accordance with the accounting guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of its debt obligations, except for its Ocean Rig operating rig loans, as current at December 31, 2008 and September 30, 2009 as a result of cross default provisions included in guarantees provided by the Company to financing institutions in favor of its subsidiaries. A cross default provision means that if the Company defaults on one loan it immediately defaults on all loans that contain such a provision

On April 15, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $90,000 credit facility with Piraeus Bank A.E. ("Piraeus Bank"), providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from April 1, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips as guarantor until March 31, 2011.

On April 15, 2009, the Company entered into a covenant waiver and amendment agreement with respect to its $130,000 credit facility with Piraeus Bank, providing for the waiver of certain covenants. This covenant waiver and amendment agreement, among other things, (i) increases the applicable margin on the facility to 2% per annum from January 4, 2009 until March 31, 2011 and 1.5% per annum from March 31, 2011 until the final maturity date; (ii) requires that until March 31, 2011, proceeds from the sale or loss of the collateral vessels be applied to the outstanding advance of the facility; (iii) requires additional security and a restricted cash account in the name of Piraeus Bank equaling a minimum of the next four quarterly principal installments; (iv) waives the minimum required security cover until March 31, 2011; and (v) waives the financial covenants of DryShips until March 31, 2011.

In April 2009, the Company repaid $160,000 of its existing $800,000 facility with Nordea Bank Finland Plc ("Nordea Bank") obtained in connection with the acquisition of Ocean Rig referred to in subsection (e) of Note 11 of the Company's Consolidated Financial Statements for the year ended December 31, 2008. The remaining outstanding balance of $300,000 was fully repaid in May 2009, of which $150,000 was paid with the Company's new Nordea Bank credit facility discussed below.

On May 13, 2009, the Company entered into a new one-year credit facility with Nordea Bank for the amount of up to $300,000 in order to refinance the Company's existing loan indebtedness with Nordea Bank. In May 2009, the Company drew down  $150,000 of the loan in order to refinance the $150,000 outstanding debt at the date of the drawdown of the Nordea Bank facility.  This new credit facility was fully repaid in May 2009 using the Company's proceeds of its at-the-market offerings and the undrawn amount was fully cancelled.

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company assumed two $115,000 loan facilities that were entered into in September 2007, in order to finance the construction of Hulls 1837 and 1838. The loans bear interest at LIBOR plus margin and are repayable upon the delivery of Hull 1837 in December 2010 and Hull 1838 in March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments, assignment of the relevant shipbuilding contracts, refund guarantees and other related items.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.    Long-term Debt – (continued):

In connection with the acquisition of Drillships Holdings on May 15, 2009, the Company also assumed two $15,551 fixed-rate term notes that were entered into in January 2009, in order to finance the construction of Hulls 1837 and 1838. The term notes were fully repaid in July 2009.

On June 5, 2009, the Company entered into agreements with Deutsche Bank Luxembourg S.A, as facility agent, and certain other lenders on waiver and amendment terms with respect to each of the two $562,500 credit facility agreements providing for a waiver of certain financial covenants through January 31, 2010. These agreements provide for, among other things, (i) a waiver of the required market adjusted equity ratio, (ii) a waiver of the required market value adjusted net worth; and (iii) a required payment from us to each lender and the facility agent.

On June 11, 2009, the Company entered into a supplemental agreement with DnB NOR Bank ASA ("DnB NOR"), as agent, on waiver terms on the $101,150 senior secured loan facility. This supplemental agreement provides, among other things that through May 19, 2011, (i) the lender will waive the financial covenants contained in the corporate guarantee; (ii) the lender will waive the required prepayment in the event of a security value shortfall; (iii) the applicable margin will be increased; and (iv) the Company will not pay any cash dividends except under certain circumstances.

The DryShips term loans referred in the table above are secured by a first priority mortgage over the vessels, assignment of shipbuilding contracts and refund guarantees, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels and change in the general nature of the Company's business. In addition, the vessel owning companies are not permitted to pay any dividends without the requisite lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity.

The Ocean Rig operating rig loans are secured by (i) first and second priority mortgages over the ultra-deep water drilling rigs; (ii) first and second priority assignment of all insurances and earnings of the mortgaged drilling rigs; (iii) pledge of shares of Ocean Rig AS, Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig North Sea AS, Ocean Rig Ghana Ltd, Ocean Rig Ltd, Ocean Rig 1 Inc and Ocean Rig 2 Inc; and (iv) first and second mortgages over the machinery and plant of Ocean Rig 1 Inc and Ocean Rig 2 Inc.

Under the terms of the loan agreements, the Company is required to maintain (i) bank deposits which are used to fund the loan installments coming due (or 'retention accounts'), (ii) bank deposits permanently blocked as cash collateral, and (iii) minimum cash and cash equivalents on the face of its balance sheet at each reporting ends (or 'minimum liquidity'). All these amounts are shown as "Restricted cash" in the accompanying unaudited interim condensed consolidated balance sheets, and amounted to $320,560 and $377,713, as of December 31, 2008 and September 30, 2009, respectively.

10.  Financial Instruments:

All derivatives are carried at fair value on the consolidated balance sheet at each period end.  Balances as of December 31, 2008 and September 30, 2009 are as follows:

	December 31, 2008				September 30, 2009
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total
Current assets	$779	-	-	779	-	-	1,001	$1,001
Non current assets	-	-	-	-	84	-	-	84
Current liabilities	(43,206)	-	(1,589)	(44,795)	(62,187)	(1,059)	-	(63,246)
Non current liabilities	(208,961)	-	-	(208,961)	(130,451)	(396)	-	(130,847)
	$(251,388)	-	(1,589)	(252,977)	(192,554)	(1,455)	1,001	$(193,008)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Financial Instruments - (continued):

As of December 31, 2008 and September 30, 2009, deposits (margin call) of $15,700 and $15,900, respectively, $20,200 and $20,500.for Hull 1865 and Hull 1866, respectively, were paid and were recorded as "Other non current assets" in the accompanying unaudited interim condensed consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements for the year ended December 31, 2008 and the nine-month period ended September 30, 2009.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:
	Asset Derivatives			Liability Derivatives
		December 31, 2008	September30, 2009		December 31, 2008	September 30, 2009
Derivatives designated as hedging instruments	Balance Sheet Location	Fair value	Fair value	Balance Sheet Location	Fair value	Fair value
Interest rate swaps	Financial instruments $	-	-	Financial instruments non current liabilities	47,168	$35,180
Total derivatives designated as hedging instruments		-	-		47,168	35,180

Derivative not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	779	-	Financial instruments-current liabilities	43,206	62,187

Interest rate swaps	Financial instruments-non current assets	-	84	Financial instruments-non current liabilities	161,793	95,271

Forward freight agreements	Financial instruments	-	-	Financial instruments current liabilities	-	1,059

Forward freight agreements	Financial instruments	-	-	Financial instruments non current liabilities	-	396

Foreign currency forward contracts	Financial instruments-current assets	-	1,001	Financial instruments current liabilities	1,589	-
Total derivatives not designated as hedging instruments		779	1,085		206,588	158,913

Total derivatives		$779	1,085	Total derivatives	253,756	$194,093

The Effect of Derivative Instruments on the Statement of Financial Performance:

Derivatives for cash flow hedging relationships	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)
	Nine-Months Ended September 30, 2008	Nine-Months Ended September 30, 2009
Interest rate swaps	$1,906	$11,977
Total	1,906	11,977

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Financial Instruments - (continued):

Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Amount of Gain/(Loss)
		Nine-Months Ended September 30, 2008	Nine-Months Ended September 30, 2009
Interest rate swaps	Gain on interest rate swaps	$(30,918)	$20,988
Forward freight agreements	Other, net	-	(2,377)
Foreign currency forward contracts	Other, net	-	2,590
Total		$(30,918)	$21,201

The relevant guidance for derivatives requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.  In accordance with the guidance, the Company designates all the contracts as cash flow hedges with the last contract expiring in November 2017.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.  Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities.  The Company enters into forward freight agreements and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash and trade accounts receivable reported in the unaudited interim condensed consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities.  The carrying value approximates the fair market value for the floating rate loans.  The fair value of the interest rate swaps is the estimated amount the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the forward freight agreements was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.  Financial Instruments - (continued):

The following table summarizes the valuation of the Company's investments and financials instruments by the above guidance pricing levels as of the valuation dates:

	Fair Value Measurements at Reporting Date Using
	September 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest rate swaps –asset position	$84	-	$84
Interest rate swaps-liability position	(192,638)	-	(192,638)
Forward freight agreements – liability position	(1,455)	(1,455)	-
Foreign currency forward contracts – asset position	1,001	-	1,001
Total	$(193,008)	(1,455)	$(191,553)

11.  Capital Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers from the Noncontrolling Interest:

The following table represents effects of any changes in Dryships Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of Dryships Inc.

	Nine Months Ended September 30,
	2008	2009
Net income/ (loss) attributable to Dryships Inc.	$656,088	$(33,405)
Transfers from the noncontrolling interest:
Increase in Dryships Inc. equity for acquisition of non controlling interest	-	352,814
Decrease in Dryships Inc. equity for issuance of subsidiary shares	-	(37,511)
Increase in Dryships Inc. retained earnings for Redemption of noncontrolling interest	(15,050)	-
Net transfers to/from the non controlling interest	(15,050)	315,303
Net income/ (loss) attributable to Dryships Inc. and transfers to/from the noncontrolling interest	$641,038	$281,898

Issuance of common shares

On January 12, 2009, the Company agreed to transfer its interests in the owning companies of three Capesize newbuildings to an entity that is not affiliated with the Company. On March 19, 2009, the Company issued a total of 11,990,405 common shares to the nominees of Central Mare Inc.

During the nine-month period ended September 30, 2009, the Company effected two at-the-market equity offerings. Under these offerings, the Company issued 165,054,595 shares of common stock with par value $0.01 per share. The total net proceeds, after commissions, amounted to $952,369.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Capital Stock and Additional Paid-in Capital – (continued):

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. (refer to Note 5). The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of Preferred Stock immediately prior to any conversion. As of September 30, 2009, accrued stock dividends amounted to $3,987. Each share of this instrument mandatorily converts into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

The Series A Convertible Preferred Stock ranks senior to all other series of the Company's preferred stock as to the payment of dividends and the distribution of assets. Finally, the holders of this stock and the holders of share of common stock vote together as one class on all matters submitted to a vote of the stockholders of the Company.

In the event that any of the newbuilding drillships Hulls 1837 and 1838 are sold by the Company for less than $800 million prior to delivery, the sellers of Drillships Holdings Inc. are obligated to pay to the Company, in cash or in shares, 25% of the difference between the sale price and $800 million which cannot exceed $12.5 million (Note 5).

Series A Convertible Preferred Stock shall not be redeemable unless upon any liquidation, dissolution or winding up of the company, or sale of all or substantially all of the company's assets, in which case a one-to-one redemption takes place plus any accrued and unpaid dividends.

Stockholders Rights Agreement

As of January 18, 2008, the Company entered into a Stockholders Rights Agreement (the "Agreement"). Under the Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of DryShips Inc. common stock, par value $0.01 per share. As of September 30, 2009, no exercise of any purchase right has occurred.

As of July 9, 2009, an amendment has been effected to the stockholders rights agreement to reflect the issuance of Series A Convertible Preferred Stock.

Equity incentive plan

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under this Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On March 5, 2008, 1,000,000 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan were granted to Fabiana, a related party entity, for the Chief Executive Officer and Interim Chief Financial Officer (Note 5). The shares vest quarterly in eight equal installments with the first installment of 125,000 common shares vested on May 28, 2008. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date ($75.09 per share).

On October 2, 2008, the Company's Board of Directors and Compensation Committee approved grants for the non-executive directors of the Company. On October 2, 2008, 9,000 fully vested common stock and 9,000 non-vested common stock were granted to the non-executive directors. The non-vested common stock will vest evenly over a three-year period with the first

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Capital Stock and Additional Paid-in Capital – (continued):

vesting date commencing on January 1, 2009. For the director vested and non-vested stock, the fair value of each share on the grant date was $33.59.

On March 12, 2009, 70,621 shares of non-vested common stock out of the 1,834,055 shares reserved in the Company's 2008 Equity Incentive Plan were granted to an executive of the Company. The shares will vest in annual installments of 42,373 and 28,248 shares on March 1, 2010 and 2011, respectively.

A summary of the status of Company's non-vested common stock as of December 31, 2008, and changes during the period ended September 30, 2009, is presented below.

Non vested shares	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2009	$634,000	74.50
Granted	70,621	3.54
Vested	(376,200)	74.96
Balance as at September 30, 2009	$328,421	58.72

As of December 31, 2008 and September 30, 2009, there was $44,192 and $15,978, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2 years. The amounts of $22,142 and $28,465 are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the nine-months period ended September 30, 2008 and 2009, respectively. The total fair value of shares vested during the nine-months periods ended September 30, 2008 and 2009 was $21,084 and $2,058, respectively.

12.  Segment information:

The table below presents information about the Company's reportable segments as of September 30, 2008 and 2009 and for the nine-month periods ended September 30, 2008 and 2009. During 2009, the Company changed the composition of its reportable segments and therefore, where necessary, the prior period comparable information has been restated.  The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company's unaudited interim condensed consolidated financial statements.

	Drybulk Segment		Drilling Rigs Segment		Total
	As of and For the nine-month period ended September 30,		As of and For the nine-month period ended September 30,		For the nine-month period ended September 30,
	2008	2009	2008	2009	2008	2009
Revenues from external customers	$730,954	325,052	131,859	310,251	$862,813	635,303
Income tax expenses	-	-	1,508	9,859	1,508	9,859
Net income / (loss) (comparable period restated)	694,667	(126,540)	(38,579)	93,135	656,088	(33,405)

Total assets as of September 30, 2009		$2,356,223		$3,048,620		$5,404,843

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.  Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	Nine-Month Period ended September 30, 2008			Nine-Month Period ended September 30, 2009

	Income (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$656,088	-	-	$(33,405)	-	-
Less: Series A Convertible Preferred stock dividends	-	-	-	(3,987)	-	-
Less: Non-vested common stock dividends declared and undistributed earnings	(10,838)	-	-	-	-	-
Basic and diluted EPS
Income/(loss) available to common stockholders	$645,250	41,029,206	$15.73	(37,392)	193,621,270	(0.19)

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. (Note 5). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis is at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional Shares of Preferred Stock immediately prior to any conversion. As of September 30, 2009 stock dividends amounted to $3,987.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share. This method was adopted on January 1, 2009 and was applied retroactively to all periods presented and reduced previously reported basic earnings by $0.25 for the nine-month period ended September 30, 2008. As a result of adopting the new guidance, 5,203 shares of non-vested common stock were not included in the computation of diluted earnings per share for the nine-month periods ended September 30, 2008, since the effect was anti-dilutive.

Non-vested, participating restricted stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the nine-month period ended September 30, 2009 due to loss in 2009.

For the nine-month period ended September 30, 2009, Series A Convertible Preferred Stock were not included in the computation of diluted earnings per share since the effect is anti-dilutive.

14.  Commitments and Contingencies:

14.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.  Commitments and Contingencies - (continued):

14.1 Legal proceedings - (continued):

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. A minimum of up to $1.0 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1,500. The Company has commenced arbitration proceedings for the difference between the current market price and the original contract price of $63,400. The MV Toro is currently employed in the spot market.

On March 5, 2009, a complaint against the Company's current board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company believes that this case is without merit and that an unfavorable outcome is remote. Furthermore, no estimate of a possible loss, if any, can be made. An Amended Complaint was filed on 14th August 2009 whilst the Company and all respondents submitted a motion for an early dismissal of this complaint

Ocean Rig's Leiv Eiriksson operated in Angola in the period 2002 to 2007. Ocean Rig has been made aware that the Angolan government in June 2009 has announced that import/export duties should be levied for the period 2004 to 2007. Ocean Rig has not received any claim in relation to the potential duties. The maximum exposure related to a potential claim is estimated at $6 million . No provision has been made to date.

14.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of September 30, 2009:

Obligations:	Total	1st year	2nd year
Vessels
Shipbuilding contracts	$86,800	86,800	$-
Drillships
Shipbuilding contracts	1,940,037	618,441	1,321,596
Total obligations	$2,026,837	705,241	$1,321,596

15.  Other non-current liabilities

Other non-current liabilities in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2008	September 30, 2009
Pension and retirement benefit obligation	$712	$1,570
Other	67	43
Total	$779	$1,613

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.  Other non-current liabilities - (continued):

Pension and retirement benefit obligation

DryShips's fully consolidated subsidiary, Ocean Rig has five retirement benefit plans for employees managed and funded through Norwegian life insurance companies. The pension plans cover 240 employees. The pension scheme is in compliance with the Norwegian law on required occupational pensions.

The Company uses a January 1 measurement date for net periodic benefit cost and a September 30 measurement date for benefit obligations and plan assets.

Net periodic benefit cost included the following:

Nine-Months Ended September 30, 2009
Components of net periodic benefit cost
Expected return on plan assets	$(229)
Service cost	2,986
Interest cost	218
Amortization of prior service cost	-
Amortization of actuarial loss	109
Settlement	(935)
Net periodic benefit cost	2,149

Increase in minimum pension liability included in other comprehensive loss	$157

The Company disclosed in its consolidated financial statements for the year ended December 31, 2008 that it expected to contribute $1,463 to its pension plan in 2009.  As of September 30, 2009, $966 of contributions have been made.  The Company anticipates contributing an additional $298 to fund its pension plan in 2009 for a total of $1,264.

16.   Income Taxes:

16.1 Drybulk Carrier Segment

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the vessels owned by subsidiaries of the Company are registered, the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in the "Vessels' operating expenses" in the accompanying unaudited interim condensed consolidated statement of operations.

16.2 Drilling Rig Segment

Ocean Rig, a consolidated subsidiary of the Company, is incorporated and domiciled in Norway, and as such, is subject to Norwegian state and federal income tax. The statutory Norwegian tax rate on all taxable income is 28%.

For corporate shareholders that are tax residents in Norway, such as Ocean Rig and its Norwegian subsidiaries, dividends received and capital gains on the sale of shares in Norwegian corporate subsidiaries are taxable under the participation exemption method. Under the participation exemption method, 3% of the qualifying net annual income is taxed at the statutory rate of 28%. Losses on sale of shares may reduce the qualifying net annual income, but will not create a loss carry-forward.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.   Income Taxes - (continued):

16.2 Drilling Rig Segment - (continued):

Consequently, Ocean Rig expects 3% of dividends from its Norwegian subsidiaries and capital gains from sales of investments in its Norwegian subsidiaries to be taxed at the rate of 28%, which constitutes a total effective tax rate of 0.84%.

Dividends and capital gains on the sale of shares in subsidiaries which are residents of the Marshall Islands (currently held by Ocean Rig 1 AS and Ocean Rig 2 AS) do not qualify for the Norwegian participation exemption. Such subsidiaries will also be regarded as taxable in Norway pursuant to the Norwegian CFC (Controlled Foreign Corporation) provisions if they are owned by a Norwegian parent company at year end.

Dividends and capital gains on the sale of shares in subsidiaries which are residents of countries other than Norway may or may not qualify for the participation exemption, depending on the circumstances.

Dividends paid from the Norwegian companies to foreign shareholders may be subject to withholding tax, but are, subject to certain conditions, exempt from withholding tax if the shareholder is a resident in an European Economic Area ("EEA") member state. There is no withholding tax on capital gains on the sale of shares in Norwegian limited liability companies by foreign shareholders, provided the shares are not held in connection with business activities conducted in Norway.

As part of the ongoing restructuring of the Ocean Rig companies, Ocean Rig ASA, Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS are currently under liquidation. Assuming the liquidation is completed before the end of 2009, the earnings of these companies will not be subject to Norwegian income tax. Upon distribution of assets from the liquidating companies, the liquidating companies will be taxed on the difference between the fair value of the assets distributed and the tax basis of such assets at the statutory tax rate. Any remaining loss carry-forwards in the liquidated companies will be lost. If the receiving parent company is a Norwegian resident, it will be taxed as if its shares in the liquidating company were realized under the participation exemption method. Ocean Rig 1 AS' and Ocean Rig 2 AS' shares in Ocean Rig 1 Inc. and Ocean Rig 2 Inc., respectively, will not qualify under the participation exemption method as these companies are resident in low-tax jurisdictions outside the EEA and, therefore, the resulting gain, if any, would be taxable at the statutory tax rate.

For the remaining Norwegian companies, taxation in future years is expected to continue as outlined above, unless Norwegian tax law is amended. Taxable income may be offset by loss carry-forwards in the Norwegian company itself or in the other Norwegian companies of the group.

As of September 30, 2009, Ocean Rig has provided $9,859 for current income taxes of which $8,515 relates to withholdings taxes in Ghana and $1,344 relates to taxes payable in the US, UK and Ireland. An amount of $1,508 was provided by Ocean Rig for current income taxes for the period ended September 30, 2008.

17.   Subsequent Events:

We have evaluated all subsequent events through October 27, 2009, the date the financial statements were issued.

17.1 On October 8, 2009, the Company entered into a supplemental agreement with West LB AG on waiver and amendment terms on the $103,200 loan facility referred to in subsection (g) of Note 11 of the Company's Consolidated Financial Statements for the year ended December 31, 2008, providing for a waiver of certain covenants through April 8, 2011.

17.2 On October 12, 2009, the Company entered into a supplemental agreement with Nord LB on waiver and amendment terms on the $126,400 loan facility referred to in subsection (i) of Note 11 of the Company's Consolidated Financial Statements for the year ended December 31, 2008, providing for a waiver of certain covenants through October 9, 2011.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.   Subsequent Events - (continued):

17.3 On October 16, 2009, the Company entered into two separate agreements with third-party sellers to cancel Hulls SS058 and SS059. Under the terms of each agreement, the Company agreed to pay $3.5 million to the seller and to waive its right to an advance previously paid to the seller of $10.85 million. The Company paid the $7 million cancellation fees on October 19, 2009.

17.4 On October 20, 2009, the Company paid $47.8 million representing the first installment of the steel cutting payment for Hull 1838.